SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  November 2004

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


         This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-12074, 333-115598 and 333-117954.



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                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re RADA Received Orders Valued at Just Over $1.9 Million From Smiths dated November 10, 2004.


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                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

RADA Received Orders Valued at Just Over $1.9 Million From Smiths

Wednesday November 10, 12:41 pm ET

NATANYA, Israel, November 10 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (NASDAQ: RADIF - News) announced today it has received additional purchase orders, from Smiths Aerospace LLC, Electronic Systems - Grand Rapids, for components. The total value of the orders exceed $1.9 million with deliveries beginning this year .These production orders result from the strategic teaming agreement signed between the two companies in October 2003.

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    Contact
    Zvika Alon, V.P Business Development
    RADA Electronic Industries Ltd.
    Tel: +972-9-8921111





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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                    (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: November 10, 2004